Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

H&R Block, Inc.:

We consent to the use of our report dated June 29, 2007, with respect to the consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows of H&R Block, Inc. and subsidiaries for the year ended April 30, 2007, and the related financial statement schedule as of April 30, 2007, incorporated herein by reference. Our report includes an explanatory paragraph that states we did not apply any procedures to or express any assurance on the retrospective adjustments to present the results of operations of HRB Financial Corporation as discontinued operations, as these adjustments were audited by a successor auditor.

/s/ KPMG LLP

Kansas City, Missouri

July 31, 2009